UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM 10 - SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                       Pursuant to Section 12(b) or (g) of
                       The Securities Exchange Act of 1934


                            CALIFORNIA INVESTMENT CO.
                            -------------------------
             (Exact name of registrant as specified in its charter)



            Nevada                    Pending                    95-4769527
            ------                    -------                    ----------
(State or Other Jurisdiction of     SEC File No.               (IRS Employer
Incorporation or Organization)                               Identification No.)



                                 1621 Altivo Way
                          Los Angeles, California 90026
                          -----------------------------
                    (Address of principal executive offices)


               Registrant's telephone number, including area code:
               ---------------------------------------------------
                                 (818) 980-0929


                     Securities to be registered pursuant to
                            Section 12(b) of the Act:
                            -------------------------

                                      NONE


                     Securities to be registered pursuant to
                            Section 12(b) of the Act:

                          COMMON STOCK PAR VALUE $.001
                          ----------------------------
                                (Title of class)

                              CROSS-REFERENCE SHEET
                            BETWEEN FORM 10 SB FILING
                             AND ITEMS OF FORM 10 SB




Item        Item Caption                             Location in Filing
 No.

  1.  Description of Business                     The Company; Business

  2.  Management's Discussion and Analysis        Financial Information
      or Plan of Operation

  3.  Description of Property                     Property

  4.  Security Ownership of Certain               Principal Stockholders
      Beneficial Owners and Management

  5.  Directors, Executive Officers,              Management
      Promoters and Control Persons

  6.  Executive Compensation                      Executive Compensation

  7.  Certain Relationships and Related           Certain Relationships with
      Transactions                                Management

  8.  Legal Proceedings                           Legal Proceedings

  9.  Market for Common Equity and Related        Market for Common Stock
      Stockholder Matters

 10.  Recent Sales of Unregistered Securities     Recent Sales of Unregistered
                                                  Securities

 11.  Description of Securities                   Description of Capital Stock

 12.  Indemnification of Directors and Officers   Indemnification of Directors
                                                  and Officers

 13.  Financial Statements                        Financial Statements

 14.  Changes in and Disagreements with           Financial Information
      Accountants and Financial Disclosure

 15.  Financial Statements and Exhibits           Financial Statements; Exhibits

                                TABLE OF CONTENTS



                                                                        Page No.

The Company                                                                1

Business                                                                   1

Executive Compensation                                                     6

Property                                                                   7

Management                                                                 7

Certain Relationships with Management                                      8

Principal Stockholders                                                     9

Description of Capital Stock                                               9

Market for Common Stock                                                    9

Recent Sales of Unregistered Securities                                    9

Legal Proceedings                                                          10

Indemnification of Directors and Officers                                  10

Financial Information                                                      11

Financial Statements                                                       11

Signatures                                                                 12

                                   THE COMPANY


     California Investment Co. (the "Company"), is a Nevada corporation organized on April 30, 1984. Since organization, the Company's operations have been limited to capital formation.

     The Company's business purpose is to acquire a business opportunity which Management believes offers potential long-term growth. The Company will seek to acquire majority interests in an existing business or purchase assets which it will use to establish a business.

     The Company does not intend to become involved in any business which would require it to register as a securities broker-dealer under the Securities Exchange Act of 1934, as an investment advisor under the Investment Advisor's Act of 1940, or as an investment company under the Investment Company Act of 1940. Except as set forth herein under BUSINESS - Forms of Combination, Management's discretion is otherwise unrestricted and it may participate in any business which may, in the opinion of Management, meet the business objectives discussed herein. (See "BUSINESS.")

     Management believes that business opportunities will become available to the Company due primarily to its status as a publicly-held company, and its flexibility in structuring and participating in business opportunities. The Company has no agreement or understanding to acquire or participate in any business opportunity, nor does it currently have any opportunity under investigation. Decisions as to which business opportunity to pursue will be made by Management of the Company, which will in all probability act without the consent, vote, or approval of the Company's stockholders. (See "BUSINESS".)

     The Company's offices are located at 1621 Altivo Way, Los Angeles, California 90026. Its telephone number is (818) 980-0929 and telecopier number is (818) 980-8746.


                                    BUSINESS

Introduction

     The Company is a development stage enterprise which proposes to engage in the active search for a business combination or merger opportunity which, in the opinion of Management, will enhance stockholder value.

     Management believes that business opportunities will become available to the Company due primarily to its status as a publicly-held company, and its flexibility in structuring and participating in business opportunities. The proposed corporate structure of the Company has not been the subject of a feasibility study or market research nor is Management aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for target company stockholders. Therefore, there can be no assurance that a market exists for such a corporate vehicle. At present, there are no plans, agreements, understandings, or commitments to acquire or participate in any business opportunity nor has the Company solicited, received or considered any proposals regarding a possible combination or merger. Further, there can be no assurance that the Company will be successful in locating a suitable entity for a merger or that the Company will be able to consummate a combination.

Forms of Combination

     The manner in which the Company participates in a business opportunity is predicated on the nature of the opportunity, the respective needs and desires of the Company and the promoters of the combination, and the relative negotiating strength of the Company and such promoters. It is likely that a combination will take the form of a merger, consolidation, asset acquisition or some other form of combination. The "target" entities may include private companies, partnerships, or sole proprietorships.

     In transacting a combination, a significant amount of additional shares of the Company's Common Stock may be issued. The Company is authorized to issue 50,000,000 shares of Common Stock of which 2,500,000 shares are issued and outstanding. In the event that a substantial number of shares are issued pursuant to a transaction, present Management and current stockholders may not have control of a majority of the voting shares of the Company. Further, as part of such a transaction, the Company's Management may be requested to relinquish its positions and new directors and officers may be appointed without a vote by stockholders. Moreover, no assurance can be given as to the experience or qualifications of such persons either in the operation of the activities of the Company or in the operation of the business, asset or property being combined.

     The Company does not propose to restrict its search for combination opportunities to any particular industry, and may, therefore, engage in essentially any business. Management contemplates that the Company will seek to merge with or acquire a target company with either assets or earnings, or both. The Company has not established a specific level of earnings or assets below which it would not consider a merger or acquisition with a target company.

     The Company intends to obtain, if possible, audited financial statements for the entity which it acquires. It is expected that audited financials will help Management to understand the financial position of the company it acquires and will also help the Company in complying with the financial reporting requirements of the Securities Exchange Act of 1934, if the acquisition would fall within the ambit of such law.

     It is anticipated that business opportunities will become available to the Company from various sources, including its Directors and Officers, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company has no plans, understandings, agreements, or commitments with any individuals other than its Directors and Officers to act as finders of opportunities for the Company.

Plan of Acquisition

     The Directors and Officers of the Company will undertake the analysis of business opportunities. Management will have unrestricted flexibility in seeking, analyzing and participating in business opportunities. In its efforts, Management intends to follow a systematic approach to identify its most suitable acquisition candidates.

     Management intends to concentrate on identifying any number of preliminary prospects which may be brought to its attention through present associations or unsolicited. Management will then apply certain broad criteria to the preliminary prospects. Essentially, this will entail a determination by Management whether or not the prospects are in an industry which appears promising and whether or not the prospects themselves have potential within their own industries.

     During this initial screening process, Management will ask and receive answers to questions framed to provide appropriate threshold information, depending upon the nature of the prospect's business. Such evaluation is not expected to be an in-depth analysis of the target company's operations, although it will encompass a look at most, if not all, of the same areas to be examined once, if and when, a target company is selected for an in-depth review. For example, at this stage, Management may look at a prospect's unaudited balance sheet. However, when a prospect is selected for an in-depth review, Management will review the prospect's audited financial statements. Nevertheless, Management anticipates this evaluation will entail a broad overview of the business of the target company and should allow a significant percentage of preliminary prospects to be eliminated from further consideration.

     Management will conduct an in depth analysis of five major areas of concern with respect to the target company as follows:

     1. Managerial and Financial Stability. Management will review audited financial statements of the target company and will also research the background of each director and member of management of the target company in order to discern whether the stability of the target company is such that further negotiations are warranted.

     2. Industry Status. Management will research the potential of the target company's industry. The concern here is whether the industry is in a growth, stagnant or declining stage.

     3. Production of Product. If the target company is a manufacturer, Management will review whether it has the necessary resources or access to the necessary resources and supplies to produce a quality product in a timely manner.

     4. Acceptance and Potential of Product. Management will review the acceptance of the target company's+ product in the market place. Management will also determine whether or not there is potential for the product to be workable and to fulfill its intended purpose.

     5. Development of Target Company. Management will review the target company's state of development (examples: start-up stage, established company, etc.).

     The foregoing is an outline of the areas of concern which most often arise and merit careful scrutiny by Management. Because of the possible varieties of target companies which may come to the attention of Management, additional factors will most likely be considered in any given analysis. Also, the procedures used in such a review are expected to vary depending on the target company being analyzed. Management may select a target company for further negotiations even though the target may not receive a favorable evaluation in one or more of the five primary areas of concern.

     Management expects to enter into further negotiations with various target company managements following successful conclusion of the initial financial and evaluation studies. Negotiations with target company management will be expected to focus on the percentage of the Company which target company stockholders would acquire in exchange for their shareholdings in the target company. Depending on, amongst other things, the target company's assets and liabilities.

     The Company's stockholders will, in all likelihood, hold a lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's stockholders.

     Management does not intend to force an active participation in the affairs of the acquired company. However, Management will evaluate any opportunity offered for such participation if such participation was a necessary ingredient of a merger. It is not the intention of Management to seek such participation. Management will in all likelihood be requested to relinquish any voting control it may exercise prior to a merger to the present management of the business which is acquired.

     Current Management would clearly not control the surviving company following such a dilution and will not be in a position to demand an active participation and therefore would not participate unless invited to do so.

     The final stage of any merger or acquisition to be effected by the Company will require the Company to retain the services of counsel and a qualified accounting firm in order to properly effect the merger or acquisition. The Company may be expected to incur significant legal fees and accounting costs during the final stages of a merger or acquisition. Management intends to retain legal and accounting services only on an as-needed basis in the latter stages of a proposed merger or acquisition.

     The interest of Management is to increase stockholder value. If successful all the stockholders, including Management, will benefit. Management's objective is to issue restricted shares of the Company to acquire a private company which is a going concern. If Management is requested to sell a portion of its shares, give away a portion of its shares or cancel a portion of its shares to obtain such a merger, then Management will face a conflict of interest. Presently, Management has no plan on how to deal with this conflict and believes no general plan can be formulated at this time; this may adversely affect the Company's ability to successfully conclude a subsequent merger or acquisition. Conflict resolutions will otherwise be handled on a case-by-case basis. If the conflict cannot be resolved, litigation could therefore occur, which would likely damage the Company's prospects.

     There are no corporate policies, board resolutions or bylaws which deal with conflicts of interest with respect to the sale of shares of the company's shares by Management and none are anticipated to be placed into effect. (See "Conflicts of Interest.")

     Management cannot commit at this time as to whether a stockholder will have the right to vote to complete a merger/acquisition as the nature of the transaction, and the needs of the candidate will dictate the legal requirements of the transaction.

     In connection with the acquisition of a private business, the Company may not obtain an independent appraisal of the value of the acquired business. Such omission by the Company could result in an overvaluation or other related errors which then could adversely effect the price paid by the Company for the private business. It is probable that an existing stockholder's future share values would be adversely effected by factors including but not limited to excess dilution, reduced dividends, if any, and the lack of a market for his or her shares.

     Should a stockholder wish to challenge the Company in Court to reverse a merger or otherwise assert damages against the Company's Management for neglect of fiduciary duties in the construction of a merger or acquisition, the legal remedy available to that stockholder under state corporate law will most likely be prohibitively expensive and time consuming to the Company.

     The Company has in effect no bylaws understandings, agreements or resolutions which prevent related party transactions. Such bylaws or resolutions could be changed by Management initiative. No such changes are presently being considered.

     There are no present plans, proposals, or arrangements to sell or issue additional shares of the Company prior to an acquisition or a merger.

Competition
-----------

     The Company is and will remain an insignificant participant amongst the firms which engage in mergers with and acquisitions of privately-held entities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's lack of working capital resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to its competitors.

Regulation and Taxation
-----------------------

     The Company could be subject to regulation under the Investment Company Act of 1940 in the event the Company obtains and continues to hold a minority interest in a number of entities. However, Management intends to seek at most one or two mergers or acquisitions and Management's plan of operation is based on the Company obtaining a controlling interest in any merger or acquisition target company and, accordingly, the Company may be required to discontinue any prospective merger or acquisition of any company in which a controlling interest will not be obtained.

     The Company could also be required to register under the Investment Company Act of 1940 in the event the Company comes within the definition of an Investment Company contained in that Act due to its assets consisting principally of shareholdings held in a number of subsidiaries. Management intends to seek at most one or two mergers or acquisitions, which transactions will result in the Company holding only majority interest in subsidiaries.

     Any securities which the Company acquires in exchange for its Common Stock will be "restricted securities" within the meaning of the Securities Act of 1933 (the "1933 Act"). If the Company elected to resell such securities, such sale could not proceed unless the Securities and Exchange Commission had declared a Registration Statement effective or an exemption from registration was available. Section 4(2) of the 1933 Act, which exempts sales of securities not involving a public offering, would in all likelihood be available since it is likely that any such sale would be a block sale to a private investor to raise additional capital. Although Management's plan of operation does not contemplate resale of securities acquired, in the event such a sale were necessary, the Company would be required to comply with the provisions of the 1933 Act.

     As a condition of a merger or acquisition, it is possible that the target company's management may request registration of the Company's Common Stock to be received by target company stockholders. In such event, the Company could incur significant registration costs. Management intends to require the target company to bear most, if not all, of the cost of any such registration. Alternatively, the Company may issue "restricted securities" to a prospective target company, which securities may be subsequently registered for sale or sold in accordance with Rule 144 of the Securities Act of 1933.

     The Company intends to structure a merger or acquisition in such a manner as to minimize federal and state tax consequences to the Company and any target company.

     In the course of a merger or acquisition the Company may undertake, a substantial amount of attention will be focused upon federal and state tax consequences to both the Company and the target company. Presently, under the provisions of federal and various state tax laws, a qualified reorganization between business entities will generally result in tax-free treatment to the parties of the reorganization. This generally requires the company to acquire at least 80% of the combined voting power of the acquired company plus at least 80% of the total number of shares of all other classes of stock in exchange for the voting stock of the acquiring company.

     While the Company expects to structure any merger or acquisition in a manner which will minimize federal and state tax consequences to both the Company and the target company, there is no assurance that such a business combination will meet the statutory requirements of a re-organization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have a substantial adverse effect on the Company. Further, there is no assurance that federal and state tax laws may not be amended in the foreseeable future to preclude the Company, as well as others, from availing itself of the tax-free treatment presently afforded business entities engaged in mergers and acquisitions.

     As of the date hereof no arrangements for merger or acquisition have been made.

Executive Compensation

     Pursuant to an oral agreement, the Company's sole Director and Officer does not receive any remuneration for his services but will be compensated for expenses, if any, incurred on behalf of the Company. Future compensation to the

Directors and or Officers will be decided by the Board of Directors. Such transactions will not be conducted at arm's length. (See "Property" and "Certain Relationships with Management.")

Employees

     The Company is a development stage operation and currently has no employees other than its sole Director and Officer. The need for employees and their availability will be addressed as circumstances warrant.

Property

     The Company utilizes the offices of its sole Director and Officer, Patrick
C. Brooks, on a month-to-month basis. With effect from October 1, 1999, the Company pays Mr. Brooks $500 per month for this usage, which includes the use of telephone, telecopier, computers, office fixtures and fittings, and secretarial services. Management does not foresee the need for separate offices until business circumstances dictate otherwise.


                                   MANAGEMENT

     The following sets forth information concerning the Directors and Officers of the Company:

               Name                  Age                  Positions
               ----                  ---                  ---------

         Patrick C. Brooks           52     Director, President, Chief Financial
                                            Officer and Secretary

     The following sets forth certain biographical information pertaining to the Directors and Officers of the Company:

Patrick C. Brooks

     Mr. Brooks has served as the Company's sole member of the Board of Directors and as its President, Chief Financial Officer and Secretary since 1991.

     Formerly, Mr. Brooks served as Chairman and President of Bio-Dental Technologies Corporation, a publicly-held company traded on the NASDAQ Stock Exchange. Additionally, he served as joint principal and owner of Thunderbird Securities Corporation and Meridian Securities, Inc., both companies being securities-broker dealers licensed by the Securities and Exchange Commission and the N.A.S.D.

     From 1987 to 1990, Mr. Brooks was the promoter and sponsor of three publicly-held Business Investment Companies. In the fifteen years prior to 1987 he served in the casualty insurance industry in successively advancing underwriting positions with major European and American insurance companies.

     From August 1997 to June 1999, Mr. Brooks has served of President and Director of Reliance Resources, Inc., a publicly-held corporation. Since 1989 he has served as President and Director of Goldcrest Corporation, a publicly-held corporation. Since 1991 he has served as President and Director of Avocet Ventures, Inc., and Argyle Ventures, Inc., both are publicly-held corporations.

Since August 1997 he has served as President and Director of Fountain Colony Ventures Inc., a publicly-held corporation. Since November 1997, Mr. Brooks has served as a Director and President of Laurel Dental Plan, Inc., a dental managed care organization based in southern California. Additionally, he serves as a Director and Officer of several privately-held corporations.

Conflicts of Interest

     The Directors and Officers of the Company are not required to devote their full-time efforts to the business of the Company. They are engaged in and may continue to be engaged in other business pursuits outside the Company, and potential conflicts may arise regarding, amongst other things, time, effort and corporate opportunities. The Company's sole Director and Officer, Mr. Brooks serves as a Director and full-time President of a privately-held dental managed care organization. Therefore, the time he can devote to the Company is necessarily limited. He expects to devote not more than 24 hours per month to the Company's business. Mr. Brooks also serves as sole Director and Officer of Fountain Colony Ventures, Inc., Goldcrest Corporation, Avocet Ventures Inc., and Argyle Ventures, Inc. all of which are publicly-held companies. These companies are all currently seeking business opportunities. Accordingly, if Mr. Brooks became aware of a business opportunity, he may be faced with a question as to which company he should refer such an opportunity. The Company's Directors and Officers are not obligated to present any particular business opportunity to the Company. However, Mr. Brooks has undertaken to submit to the Company any business opportunity submitted to him in his capacity as a Director or Officer of the Company. Whilst the Directors and Officers intend to observe their duties as Directors and Officers and controlling stockholders of the Company, there can be no assurance that in the event of a conflict of interests, the conflict will be resolved wholly in favor of the Company to the satisfaction of its stockholders. The Company has not established policies or procedures for the resolution of current or potential conflicts of interest between the Company, and its Directors and Officers. All conflicts will be resolved by Mr. Brooks. Stockholders who believe that the Company has been harmed by the failure of a Director or Officer to appropriately resolve any conflict may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights and the Company's rights.


                      CERTAIN RELATIONSHIPS WITH MANAGEMENT

     The Company utilizes the offices of its sole Director and Officer, Patrick
C. Brooks, on a month-to-month basis. With effect from October 1, 1999, the Company pays Mr. Brooks $750 per month for this usage, which includes the use of telephone, telecopier, computers, office fixtures and fittings, and secretarial services. This transaction was not conducted at arm's length.

     As of the date hereof, the Company accrued liabilities of $3,222 to its sole Director and Officer in consideration for satisfying Company liabilities to third parties and accrued rental charges. No interest is being charged at this time for the provision of this capital. (See "Financial Information.")

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding ownership of the Company's Common Stock by each person known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, by each director and by each executive officer of the Company. All shares are held beneficially and of record, and each recorded stockholder has sole voting, investment and dispositive power.

                                           Shares Beneficially     Percentage of
Name                                              Owned            Shares Owned
----                                              -----            ------------

Patrick C. Brooks (1)                           2,250,000               90
1621 Altivo Way
Los Angeles, CA 90026

Directors and Officers as a Group               2,250,000               90

(1) Director and/or Officer of the Company



                          DESCRIPTION OF CAPITAL STOCK

Common Stock

     The Company is authorized to issue 50,000,000 shares of Common Stock with a par value of $.001 per share. There are 2,500,000 shares of Common Stock issued and outstanding held by 27 stockholders of record.

     Holders of Common Stock are entitled to one vote per share in each matter to be decided by stockholders. The Common Stock has no redemption provisions and no preemptive rights. Holders of Common Stock are entitled to receive ratably such dividends, if any, as the Board of Directors may declare from time to time out of funds legally available thereof. Upon liquidation of the Company, after provisions for payment of all of the Company's debts and obligations, if any, the holders of Common Stock may share ratably in the Company's assets. The outstanding shares of Common Stock are fully paid and nonassessable.

Transfer Agent and Registrar

     The Transfer Agent sand Registrar for the Common Stock of the Company is First American Stock Transfer, Inc. of Phoenix, Arizona.


                             MARKET FOR COMMON STOCK

     There has not been a public market for the Company's securities during the past five years.


                     RECENT SALES OF UNREGISTERED SECURITIES

     The Company has not made any sales of securities during the past five years.

                                    DIVIDENDS

     Holders of the shares of Common Stock are entitled to dividends when, as and if declared by the Board of Directors out of funds legally available therefor. The Company has not paid any dividends on its Common Stock and intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, capital requirements and the financial condition of the Company.


                                     REPORTS

     The Company will furnish annual audited financial information to its stockholders and such other interim reports as Management deems appropriate.


                                LEGAL PROCEEDINGS

     The Company knows of no litigation pending, threatened or contemplated, or unsatisfied judgment against it, or any proceedings in which the Company is a party. The Company knows of no legal actions pending or threatened or judgment entered against any Director or Officer of the Company in his/her capacity as such.


                                 INDEMNIFICATION

     The Directors and Officers of the Company are accountable to the Company as fiduciaries, which means that such Directors and Officers are required to exercise good faith and integrity in handling the Company's affairs. A stockholder may be able to institute legal proceedings on behalf of him/herself and all other similarly situated stockholders to recover damages where the Company has failed or refused to obey the law. Stockholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations.

     The Company's By-laws provide for the indemnification of Directors and Officers relating to their activities on behalf of the Company to the fullest extent permitted by the laws of the state of Nevada.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to officers, directors or persons controlling the Company, the Company acknowledges that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by an officer, director or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such officer, director or controlling person, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of competent jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                              FINANCIAL INFORMATION


Management's Discussion and Analysis of Plan of Operation

     California Investment Co. is a Nevada corporation organized on April 30, 1984. The Company has not conducted any operations since incorporation other than capital formation.

     The Company's business purpose is to acquire a business opportunity which Management believes offers potential long-term growth. The Company will seek to acquire majority interests in an existing business or purchase assets which it will use to establish a business.

     Between the period mid-1991 and the third quarter of 1999, the Company was inactive. Operations resumed during the third quarter of 1999. As of the date hereof, the Company has no assets and liabilities of $3,222 owed to its sole Director and Officer in consideration for satisfying Company liabilities to third parties and accrued rental charges. No interest is being charged at this time for the provision of this capital. The Company continues to experience a lack of working capital and a source for such capital. In these circumstances, there can be no assurance that the Company will be able to meet its current and ongoing financial obligations or continue in business. In the absence of working capital or a source of such funds, Management may recommend the liquidation of the Company in which event stockholders will loose any value their investment may have had. Until such an eventuality arises, Management will continue to use all available resources in its endeavor to successfully complete a business combination.

     The Company does not presently have the funds or a source for funds to repay its indebtedness. No assurance can be given as to the ultimate source of the funds which may be used to repay the indebtedness. In the absence of the ability to repay the indebtedness and in the absence of a satisfactory restructuring of the indebtedness, the Company would be faced with a potential default of its indebtedness, which may adversely affect its ability to continue in business. The continued viability of the Company is therefore predicated on the continued financial support of Mr. Brooks, of which there is no assurance.

Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

     There has been no change in auditors nor is Management of the Company in disagreement with its independent auditors regarding any matter of accounting principles or practices or financial statements disclosures.


                              FINANCIAL STATEMENTS


See Audited Financial Statements as attached hereto.

                                   SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               CALIFORNIA INVESTMENT CO.




Dated: December 6, 1999                        /s/ Patrick C. Brooks
                                               ---------------------
                                               Patrick C. Brooks
                                               Director, President and Secretary

                               Gerald R. Perlstein
                           Certified Public Accountant
                      1260 S. Beverly Glen Blvd., Suite 106
                              Los Angeles, CA 90024

                            Telephone (310) 275 4650




                          INDEPENDENT AUDITOR'S REPORT



Board of Directors
CALIFORNIA INVESTMENT CO.
Los Angeles, California


I have audited the accompanying statements of financial position of CALIFORNIA INVESTMENT CO. (a development stage company) as of September 30, 1999, 1998, and 1997 and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CALIFORNIA INVESTMENT CO. (a development stage company) as of September 30, 1999, 1998 and 1997 and the results of its operations, stockholders' equity and cash flows for the years then ended in conformity with generally accepted accounting principles.



/s/ Gerald R. Perlstein
-----------------------
Gerald R. Perlstein
Los Angeles, California

November 29, 1999

                            CALIFORNIA INVESTMENT CO.

                          (A Development Stage Company)

                                 BALANCE SHEETS

              For the Years Ended September 30, 1999, 1998 and 1997




                                     ASSETS
                                     ------

                                                         1999     1998     1997
                                                         ----     ----     ----
Current Assets:
---------------
    None


Other Assets:
-------------
    Organizational costs                                $2,500   $2,500   $2,500
                                                        ------   ------   ------


         Total Assets                                   $2,500   $2,500   $2,500
                                                        ======   ======   ======




                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current Liabilities:
--------------------
    None

         Total Liabilities                                   0        0        0
                                                        ------   ------   ------


Stockholders' Equity
--------------------
    Common Stock - 2,500 shares authorized;
         issued and outstanding at September 30,
         of each year, without par value                 2,500    2,500    2,500

    Deficit accumulated during the development stage         0        0        0
                                                        ------   ------   ------


         Total Stockholders' Equity                      2,500    2,500    2,500
                                                        ------   ------   ------


         Total Liabilities and Stockholders' Equity     $2,500   $2,500   $2,500
                                                        ======   ======   ======




   The accompanying notes are an integral part of these financial statements.

                            CALIFORNIA INVESTMENT CO.

                          (A Development Stage Company)

                            STATEMENTS OF OPERATIONS

                For The Years Ended September 30, 1999, 1998 and
           1997 and for the Period April 30, 1984 (Date of Inception)
                              to September 30, 1999



                                                                       Since
                                         1999       1998       1997    Inception
                                         ----       ----       ----    ---------


Operating Expenses:

    General and administrative         $     0    $     0    $     0    $     0
                                       -------    -------    -------    -------

    Total operating Expenses                 0          0          0          0
                                       -------    -------    -------    -------

Net loss                               $    (0)   $    (0)   $    (0)   $    (0)
                                       =======    =======    =======    =======


Weighted number of shares
  outstanding:                           2,500      2,500      2,500      2,500
                                       =======    =======    =======    =======


Net loss per share                         nil        nil        nil        nil
                                       =======    =======    =======    =======







    The accompanying notes are an integral part of the financial statements.



                               CALIFORNIA INVESTMENT CO.

                             (A Development Stage Company)

                           STATEMENT OF STOCKHOLDERS' EQUITY

                   For The Years Ended September 30, 1999, 1998 and
              1997 and for the Period April 30, 1984 (Date of Inception)
                                 to September 30, 1999


                                                                   Accumulated
                                                                   Deficit
                                                                   During       Total
                                        Common Stock     Paid-In-  Development  Stockholders'
                                      Number    Amount   Capital   Stage        Equity
                                      ------    ------   -------   -----        ------
NO ACTIVITY
   April 30, 1984 -
   September 30, 1990


Shares issued for cash                 2,500    $2,500                          $2,500
                                       -----    ------                          ------


Balance September 30, 1991             2,500     2,500                           2,500


NO ACTIVITY
   October 1, 1991 -
   September 30, 1999
                                       -----    ------                          ------

Balance September 30, 1997,            2,500    $2,500                          $2,500
   1998 and 1999                       =====    ======                          ======









       The accompanying notes are an integral part of the financial statements.

                                          16


                               CALIFORNIA INVESTMENT CO.

                             (A Development Stage Company)

                               STATEMENTS OF CASH FLOWS

                   For The Years Ended September 30, 1999, 1998 and
              1997 and for the Period April 30, 1984 (Date of Inception)
                                 to September 30, 1999


                                                                              Since
                                                  1999      1998      1997    Inception
                                                  ----      ----      ----    ---------
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss for the period                         $     0   $     0   $     0    $     0

Adjustments to reconcile net loss to net cash provided by operating activities:

    Increase in organizational costs                  0         0         0     (2,500)
                                                -------   -------   -------    -------

NET CASH USED BY OPERATING ACTIVITIES                 0         0         0     (2,500)
                                                -------   -------   -------    -------

CASH FLOWS FROM INVESTING ACTIVITIES:
    None                                              0         0         0          0
                                                -------   -------   -------    -------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from issuance of common stock            0         0         0      2,500
                                                                               -------
    Net cash provided by financing activities         0         0         0      2,500
                                                -------   -------   -------    -------


NET INCREASE (DECREASED) IN CASH                      0         0         0          0


CASH BALANCE, BEGINNING OF PERIOD                     0         0         0          0
                                                -------   -------   -------    -------


CASH BALANCE, END OF PERIOD                           0         0         0          0
                                                =======   =======   =======    =======





       The accompanying notes are an integral part of the financial statements.

                                       17

                            CALIFORNIA INVESTMENT CO.

                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

              For The Years Ended September 30, 1999, 1998 and 1997 and for the Period April 30, 1984 (Date of Inception)
                              to September 30, 1999


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

     A.   Organization and Business:
          --------------------------

          The Company was incorporated in the State of Nevada on April 30, 1984. The Company is an enterprise in the development stage as defined by Statement No. 7 of the Financial Accounting Standard Board, and has not engaged in any significant business other than organizational efforts. The Company intends to engage in the active search for a business combination or merger opportunity which management believes offers long term growth potential, and does not propose to engage in any business activity prior to this combination.

     B.   Use of Estimates:
          -----------------

          The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

     C.   Loss Per Share:
          ---------------

          Loss per share of common stock is computed using the weighted average number of common shares outstanding during the periods shown.

     D.   Income Taxes:
          -------------

          The Company owes no Federal income taxes.

     E.   Organizational Costs:
          ---------------------

          Organizational costs include costs incurred for professional services at the inception of the Company and in June 1991, and will be amortized over a five year period, using a straight line method, upon commencement of business activities.

     F.   Statement of Cash Flows:
          ------------------------

          Supplemental disclosure of cash flow information is as follows:

          There has been no cash paid for interest or taxes for the period April 30, 1984 (date of inception) to September 30, 1999.

                            CALIFORNIA INVESTMENT CO.

                          (A Development Stage Company)

                     NOTES TO FINANCIAL STATEMENTS continued

              For The Years Ended September 30, 1999, 1998 and 1997 and for the Period April 30, 1984 (Date of Inception)
                              to September 30, 1999



2.   STOCKHOLDERS' EQUITY
     --------------------

     On June 11, 1991, the Company sold 2,500 shares of its no par value common stock to its President for $2,500. No stock transaction had occurred prior to that date.


3.   COMMITMENTS
     -----------

     The Company has no outstanding commitments or obligations, nor is it a party to any litigation. The Company presently utilizes office space provided by its President at no cost.


4.   SUBSEQUENT EVENTS
     -----------------

     On November 4, 1999, the Board of Directors authorized an amendment of the Company's articles of incorporation as follows:

     1.   Increase the authorized shares of common stock to 50,000,000 shares.

     2.   Create a par value of $.001 for its common stock.

     3. Split the previously outstanding shares of common stock of 2,500 shares in the ratio of one thousand shares for each outstanding share, thereby establishing 2,500,000 shares as outstanding.

     In November 1999, in order to revive the Company in the State of Nevada, the President incurred costs of $1,722 for the payment of delinquent franchise taxes and miscellaneous administrative fees and expenses, which the Company has recorded as a liability.

                                INDEX OF EXHIBITS


Exhibit No.      Description

3.1              Articles of Incorporation

3.2              By-laws

4.1              Specimen of Stock Certificate

23.1             Consent of Experts